United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GOLD RESOURCE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38068T 10 5

(CUSIP Number)

David C. Reid

537 Steele Street

Denver, CO 80206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38068T 10 5

(1)	Names of reporting person(s) David C. Reid
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,738,096
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,738,096
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,738,096
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.0%
(14)	Type of reporting person (see instructions) IN

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share of Gold Resource Corporation, a Colorado corporation (“Gold Resource”). The address of the principal executive offices of Gold Resource is 2886 Carriage Manor Point, Colorado Springs, Colorado 80906.

Item 2. Identity and Background

(a) This Schedule 13D is filed by David C. Reid (“Mr. Reid”).

(b) and (c) Mr. Reid’s business address is 537 Steele St., Denver, Colorado 80206. Mr. Reid retired from Gold Resource as its Vice President of Exploration and currently serves as its part-time consultant.

(d) and (e) Mr. Reid has not during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Reid is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Reid received shares of Gold Resource common stock as a founder of the company. He exercised options to purchase 600,000 shares of common stock of Gold Resource using personal funds in the amount of $150,000. No funds were borrowed by Mr. Reid in order to complete his acquisition of Gold Resource common stock.

Item 4. Purpose of Transaction

(a). The acquisition of the shares reported in this Schedule 13D were made for the purpose of increasing Mr. Reid’s personal investment in Gold Resource. Mr. Reid may, in the future, purchase or dispose of shares of Gold Resource common stock or other securities of Gold Resource depending on the price of the shares and circumstances at the time such transactions, if any, are made.

(b). Not applicable.

(c). Not applicable.

(d). Not applicable.

(e). Not applicable.

(f). Not applicable.

(g). Not applicable.

(h). Not applicable.

(i). Not applicable.

(j). Not applicable.

Item 5. Interest in Securities of the Issuer

(a) Mr. Reid is the beneficial owner of 3,738,096 shares of Gold Resource common stock, which represents approximately 7.0% of Gold Resource common stock (based on the number of shares outstanding as of April 10, 2013). The amount of shares reported includes options to purchase 500,000 shares of common stock which are immediately exercisable by Mr. Reid.

(b) Mr. Reid holds the sole power to vote and dispose of the 3,738,096 shares of Gold Resource common stock that he beneficially owns.

(c) Other than the transaction described herein, Mr. Reid has not effected any transaction in Gold Resource common stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 3,738,096 shares that are beneficially owned by Mr. Reid.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Reid has stock option agreements to purchase shares of Gold Resource common stock awarded in connection with services he rendered to Gold Resource. The agreements are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Stock Option Agreement, dated as of February 22, 2008, by and between Gold Resource and Mr. Reid.

Exhibit 2:	Stock Option Agreement, dated as of April 23, 2009, by and between Gold Resource and Mr. Reid.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2013

/s/ David C. Reid
David C. Reid

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